December 23, 2002 For Immediate Release

AVINO SILVER ACQUIRES B.C. PROPERTY

VANCOUVER, B.C. — Avino Silver and Gold Mines Ltd. (ASM; CDNX, ASGMF SYMBOL). – is pleased to announce the acquisition of a Silver property in the Lillooet Mining Divisio n, British Columbia in consideration of $4,000.00 and 200,000 common shares.

The property, known as the Aumax Property, is located about 16 Kilometers southwest of Llilooet, British Columbia consists of 6 unpatented mineral claims comprising 39 units (about 9.8 km 2).

Quartz vein hosted silver and gold represents the deposit type being explored for in the Aumax area. Mineralization has been discovered at two locations on the property, the Aumax Silver/Gold Zone and the Upper Gold Zone. At the Aumax Silver/Gold Zone, large transported slabs of intermediate tuffs and cherty argillite of the Bridge River Complex host tetrahedrite-bearing quartz veins that are highly anomalous in silver (630 g/t or 18 oz./ton) and gold (>1 g/t). In addition, quartz boulders, typically 1.5 m across, contain high grade silver (up to 2700 g/t or 78 oz./ton) and gold (up to 8 g/t).

The Upper Gold Zone, is located about 1.2 km to the southeast of Aumax Silver/Gold Zone. In this zone gold is accompanied by silver (up to 30g/t or 1 oz./ton).

In a report by J. Wayne Pickett, M.Sc. P.Geo. (NF, BC), dated November 28, 2002, a two phase exploration program has been proposed to explore both zones.

The transaction is subject to TSX Venture Exchange acceptance.

For information contact investor relations at 604-682-3701 or e-mail us at shares@avino.com.

On Behalf of the Board of Directors of
Avino Silver & Gold Mines Ltd.

/s/ Louis Wolfin

Louis Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.